September 5, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: David Manion

VIA EDGAR

Re:	Registrants: Natixis Funds Trust IV (1/31/2025)

File No.:    Natixis Funds Trust IV: 811-09945

Dear Mr. Manion,

This letter responds to your comments received by telephone on August 8, 2025 regarding certain filings by the above-referenced Registrant on behalf of AEW Global Focused Real Estate Fund (the “Fund”). For your convenience, we have summarized each comment below, followed by the Registrant’s responses. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in their respective filings.

1.

Comment: Form N-CSR Item 11 – Statement Regarding Basis for Approval of Investment Advisory Contract. Our review noted that the response to Item 11 of Form N-CSR, filed on behalf of the Registrant as of January 31, 2025, included that “statements regarding basis for approval of investment advisory contracts are incorporated by reference as part of the Financial Statements and Other Important Information for Open-End Management Investment Companies filed as Item 7 herewith”. However, our review also noted that the actual statement was not included as part of Item 7 for the aforementioned period end. For future filings, be mindful of cross-referencing Item 11 to Item 7 if the statement will not be included as part of the final filing.

Response: In futures filings, the Registrant will be mindful of cross-referencing Item 11 to Item 7 if the statement will not be included as part of the final filing.

2.

Comment: Identification of the Chief Operating Decision Maker in accordance with ASU 2023-07 – Segment Reporting (Topic 820). Our review noted that the Chief Operating Decision Maker (“CODM”) of the Fund, as prescribed by ASU 2023-07 – Segment Reporting (Topic 820), was identified in the Notes to Financial Statements as the Fund’s investment adviser. Please add the title of the party at the investment adviser who is responsible for such operating decisions.

Response: In future filings, the Registrant will include the President of the Funds as CODM, as part of the segment reporting disclosure in the Notes to Financial Statements in accordance with ASU 2023-07 – Segment Reporting (Topic 820).

3.	Comment: Financial Statement Disclosure regarding Audit and Tax Services Fees Payable. Our review noted that audit and tax services fees payable as disclosed on the Statement of Assets and

Liabilities exceeded audit and tax services fees as disclosed on the Statement of Operations for the year ended January 31, 2025. Please explain the cause of this discrepancy.

Response: The Registrant acknowledges the discrepancy between audit and tax services fees payable, as shown on the Statement of Assets and Liabilities, and audit and tax services fees expense, as shown on the Statement of Operations, for the year ended January 31, 2025. This discrepancy was due to an estimated accrual that exceeded the actual expense and was not adjusted until after period end. The discrepancy was reviewed by the Registrant, and the difference was deemed immaterial.

4.

Comment: Financial Statement Disclosure regarding Management Fees Payable. Our review noted that the effective management fee, as disclosed in Note 5a. of the Notes to Financial Statements, shows a net of 0% for the year ended January 31, 2025. However, our review also noted that there is a management fees payable balance disclosed on the Statement of Assets and Liabilities as of the year then ended. Please explain the cause of this discrepancy.

Response: The Registrant acknowledges the discrepancy between management fees payable, as shown on the Statement of Assets and Liabilities, and the effective management fee of 0%, as shown in the Notes to Financial Statements, for the year ended January 31, 2025. This discrepancy is due to a timing difference between monthly management fee calculations and the overall annual management fee and waiver analysis. Management fees payable and any corresponding waiver are calculated and paid on a monthly basis. Over the course of a year, there may be some months where the net monthly management fee will be positive (a payable) and some months where the net monthly management fee will be negative (thus zero). On January 31, 2025, the net monthly management fee calculated was a positive (payable) of $5,738, as shown on the Statement of Assets and Liabilities. However, for the year then ended, the gross waiver calculation exceeded the gross management fee calculation and is therefore shown at a net effective rate of 0% in the Notes to Financial Statements.

If you have any questions or require any clarification concerning the foregoing, please call me at (617)449-2808.

Very truly yours,

/s/ Matthew Block
Matthew Block
Treasurer

cc:	Susan Tobin
Natalie Wagner
John DelPrete
Jan Ruy Koo
Kellie Eykel

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